Exhibit 15

Acknowledgement of Registered Public Accounting Firm

Board of Directors
JLG Industries, Inc.

We are aware of the incorporation by reference in the Registration Statement on Form S-3 filed on March 11, 2005 and related Prospectus of JLG Industries, Inc. for the registration of shares of common stock and related common stock purchase rights of JLG Industries, Inc. and to the incorporation by reference therein of report dated November 11, 2004 relating to the unaudited condensed consolidated interim financial statements of JLG Industries, Inc. which are included in its Form 10-Q for the quarter ended October 31, 2004 and our report dated February 17, 2005 relating to the unaudited condensed consolidated interim financial statements of JLG Industries, Inc. which are included in its Form 10-Q for the quarter ended January 30, 2005.

/s/ Ernst & Young LLP

Baltimore, Maryland
March 8, 2005